UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. )*

Name of Issuer:  Triarc Companies, Inc.
Title of Class of Securities: Class A Common Stock,Par Value $.10

CUSIP Number:  895927101

          (Name, Address and Telephone Number of Person
        Authorized To Receive Notices and Communications)

                        Arthur Goetchius
  300 Park Avenue, 21st Fl., New York, NY 10022 (212) 755-9395

     (Date of Event which Requires Filing of this Statement)

                        February 1, 1996

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of
Rule 13d-1(b)(3) or (4), check the following box [   ].

Check the following line if a fee is being paid with this statement X. (A fee is not required only if the filing person:
(1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of class. See Rule 13d-7).

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall



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be subject to all other provisions of the Act (however, see the
Notes).

CUSIP No.     895927101

1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

         EGS Associates, L.P.


2.  Check the appropriate box if a member of a group

    a.
    b.X


3.  SEC Use Only


4.  SOURCE OF FUNDS

         WC


5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) of 2(e)


6.  Citizenship or Place of Organization

         Delaware


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH


7.  Sole Voting Power

         0

8.  Shared Voting Power

         343,946

9.  Sole Dispositive Power

         0

10. Shared Dispositive Power

         343,946

11. Aggregate Amount Beneficially Owned by Each Reporting Person

         343,946


12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares*


13. Percent of Class Represented by Amount in Row (11)

         1.44%


14. Type of Reporting Person*

         PN

              *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES
       TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE,
                 AND THE SIGNATURE ATTESTATION.

CUSIP No.     895927101

1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

         EGS Partners, L.L.C.


2.  Check the appropriate box if a member of a group

    a.
    b.X


3.  SEC Use Only


4.  SOURCE OF FUNDS

         AF


5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) of 2(e)


6.  Citizenship or Place of Organization

         Delaware


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH


7.  Sole Voting Power

         0

8.  Shared Voting Power

         816,002

9.  Sole Dispositive Power

         0

10. Shared Dispositive Power

         816,002

11. Aggregate Amount Beneficially Owned by Each Reporting Person

         816,002


12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares*


13. Percent of Class Represented by Amount in Row (11)

         3.41%


14. Type of Reporting Person*

         IA

              *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES
       TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE,
                 AND THE SIGNATURE ATTESTATION.

CUSIP No.     895927101

1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

         Bev Partners, L.P.


2.  Check the appropriate box if a member of a group

    a.
    b.X


3.  SEC Use Only


4.  SOURCE OF FUNDS

         WC


5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) of 2(e)


6.  Citizenship or Place of Organization

         Delaware


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH


7.  Sole Voting Power

         0

8.  Shared Voting Power

         185,848

9.  Sole Dispositive Power

         0

10. Shared Dispositive Power

         185,848

11. Aggregate Amount Beneficially Owned by Each Reporting Person

         185,848


12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares*


13. Percent of Class Represented by Amount in Row (11)

         .78%


14. Type of Reporting Person*

         PN

              *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES
       TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE,
                 AND THE SIGNATURE ATTESTATION.

CUSIP No.     895927101

1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

         Jonas Partners, L.P.


2.  Check the appropriate box if a member of a group

    a.
    b.X


3.  SEC Use Only


4.  SOURCE OF FUNDS

         WC


5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) of 2(e)


6.  Citizenship or Place of Organization

         Delaware


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH


7.  Sole Voting Power

         0

8.  Shared Voting Power

         19,997

9.  Sole Dispositive Power

         0

10. Shared Dispositive Power

         19,997

11. Aggregate Amount Beneficially Owned by Each Reporting Person

         19,997


12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares*


13. Percent of Class Represented by Amount in Row (11)

         .08%


14. Type of Reporting Person*

         PN

              *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES
       TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE,
                 AND THE SIGNATURE ATTESTATION.

CUSIP No.     895927101

1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

         William Ehrman


2.  Check the appropriate box if a member of a group

    a.
    b.X


3.  SEC Use Only


4.  SOURCE OF FUNDS

         AF   PF


5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) of 2(e)


6.  Citizenship or Place of Organization

         United States


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH


7.  Sole Voting Power

         55,150

8.  Shared Voting Power

         1,365,793

9.  Sole Dispositive Power

         55,150

10. Shared Dispositive Power

         1,404,943

11. Aggregate Amount Beneficially Owned by Each Reporting Person

         1,460,093


12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares*


13. Percent of Class Represented by Amount in Row (11)

         6.10%


14. Type of Reporting Person*

         IN

              *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES
       TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE,
                 AND THE SIGNATURE ATTESTATION.

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CUSIP No.     895927101

1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

         Frederic Greenberg


2.  Check the appropriate box if a member of a group

    a.
    b.X


3.  SEC Use Only


4.  SOURCE OF FUNDS

         AF   PF


5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) of 2(e)


6.  Citizenship or Place of Organization

         United States


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH


7.  Sole Voting Power

         2,000

8.  Shared Voting Power

         1,365,793

9.  Sole Dispositive Power

         2,000

10. Shared Dispositive Power

         1,368,793

11. Aggregate Amount Beneficially Owned by Each Reporting Person

         1,370,793


12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares*


13. Percent of Class Represented by Amount in Row (11)

         5.73%


14. Type of Reporting Person*

         IN

              *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES
       TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE,
                 AND THE SIGNATURE ATTESTATION.

CUSIP No.     895927101

1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

         Frederick Ketcher


2.  Check the appropriate box if a member of a group

    a.
    b.X


3.  SEC Use Only


4.  SOURCE OF FUNDS

         AF   PF


5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) of 2(e)


6.  Citizenship or Place of Organization

         United States


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH


7.  Sole Voting Power

         23,600

8.  Shared Voting Power

         1,366,893

9.  Sole Dispositive Power

         23,600

10. Shared Dispositive Power

         1,366,893

11. Aggregate Amount Beneficially Owned by Each Reporting Person

         1,390,493


12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares*


13. Percent of Class Represented by Amount in Row (11)

         5.81%


14. Type of Reporting Person*

         IN

              *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES
       TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE,
                 AND THE SIGNATURE ATTESTATION.

CUSIP No.     895927101

1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

         Jonas Gerstl


2.  Check the appropriate box if a member of a group

    a.
    b.X


3.  SEC Use Only


4.  SOURCE OF FUNDS

         AF   PF


5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) of 2(e)


6.  Citizenship or Place of Organization

         United States


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH


7.  Sole Voting Power

         0

8.  Shared Voting Power

         1,368,293

9.  Sole Dispositive Power

         0

10. Shared Dispositive Power

         1,376,793

11. Aggregate Amount Beneficially Owned by Each Reporting Person

         1,376,793


12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares*


13. Percent of Class Represented by Amount in Row (11)

         5.76%


14. Type of Reporting Person*

         IN

              *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES
       TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE,
                 AND THE SIGNATURE ATTESTATION.

CUSIP No.     895927101

1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

         James McLaren


2.  Check the appropriate box if a member of a group

    a.
    b.X


3.  SEC Use Only


4.  SOURCE OF FUNDS

         AF


5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) of 2(e)


6.  Citizenship or Place of Organization

         United States


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH


7.  Sole Voting Power

         0

8.  Shared Voting Power

         1,365,793

9.  Sole Dispositive Power

         0

10. Shared Dispositive Power

         1,365,793

11. Aggregate Amount Beneficially Owned by Each Reporting Person

         1,365,793


12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares*


13. Percent of Class Represented by Amount in Row (11)

         5.71%


14. Type of Reporting Person*

         IN

              *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES
       TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE,
                 AND THE SIGNATURE ATTESTATION.

ITEM 1.  SECURITY AND ISSUER

         This statement relates to the Class A common stock, $.10 par value (the "Common Stock"), issued by Triarc Companies, Inc., a Delaware corporation (the "Company"), whose principal executive offices are 900 Third Avenue, New York, NY 10022.

ITEM 2.  IDENTITY AND BACKGROUND

    (a) This statement is filed by (i) EGS Associates, L.P., a Delaware limited partnership ("EGS Associates"), with respect to shares of Common Stock beneficially owned by it, (ii) EGS Partners, L.L.C., a Delaware limited liability company ("EGS Partners"), with respect to shares of Common Stock beneficially owned by EGS Overseas Fund Limited, a British Virgin Islands corporation ("EGS Overseas"), as well as shares of Common Stock held in other discretionary accounts managed by EGS Partners, (iii) Bev Partners, L.P., a Delaware limited partnership ("Bev Partners"), with respect to shares of Common Stock beneficially owned by it, (iv) Jonas Partners, L.P., a Delaware limited partnership ("Jonas Partners"), with respect to shares of Common Stock beneficially owned by it, (v) William Ehrman, with respect to shares of Common Stock beneficially owned by him, members of his immediate family, EGS Associates, EGS Partners, Bev Partners, and Jonas Partners; (vi) Frederic Greenberg, with respect to shares of Common Stock beneficially owned by him, a member of his immediate family, EGS Associates, EGS Partners, Bev Partners, and Jonas Partners; (vii) Frederick Ketcher, with respect to shares of Common Stock beneficially owned by him, members of his immediate family, his mother-in-law, EGS Associates, EGS Partners, Bev Partners and Jonas Partners; (viii) Jonas Gerstl, with respect to shares of Common Stock beneficially owned by him, members of his immediate family, EGS Associates, EGS Partners, Bev Partners, and Jonas Partners; and (ix) James McLaren, with respect to shares of Common Stock beneficially owned by EGS Associates, EGS Partners, Bev Partners, and Jonas Partners. The foregoing persons hereinafter sometimes are referred to collectively as the "Reporting Persons". Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

         The general partners of EGS Associates, EGS Partners,
    Bev Partners, and Jonas Partners are William Ehrman, Frederic
    Greenberg, Frederick Ketcher, Jonas Gerstl and James McLaren
    (collectively, the "General Partners").

    (b) The address of the principal business and principal office of (i) EGS Associates, EGS Partners, Bev Partners and

    Jonas Partners and each of the General Partners is 300 Park
    Avenue, New York, New York 10022 and (ii) EGS Overseas is
    CITCO Building, Wickhams Cay, P.O. Box 662, Road Town,
    Tortola, British Virgin Islands.

    (c) The principal business of each of EGS Associates, EGS Overseas, Bev Partners, and Jonas Partners is that of a private investment firm, engaging in the purchase and sale of securities for investment for its own account. The principal business of EGS Partners is that of a private investment firm and a registered investment adviser under the Investment Advisers Act of 1940, as amended, engaging in the purchase and sale of securities for investment on behalf of discretionary accounts and EGS Overseas. The present principal occupations of the General Partners are as general partners/members of EGS Associates, EGS Partners, Bev Partners, and Jonas Partners.

    (d) None of the persons referred to in paragraph (a) above has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

    (e) None of the persons referred to in paragraph (a) above has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

    (f) Each of the individuals referred to in paragraph (a) above is a United States citizen. EGS Associates, Bev
    Partners, and Jonas Partners are Delaware limited partnerships. EGS Partners is a Delaware limited liability company. EGS Overseas is a British Virgin Islands corporation.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         The net investment cost (including commissions, if any) of the shares of Common Stock beneficially owned by EGS Associates, EGS Partners (exclusive of shares beneficially owned by EGS Overseas), EGS Overseas, Bev Partners, and Jonas Partners is approximately $4,849,351, $11,185,401, $801,813,
    $2,881,142 and $260,183, respectively.

         The net investment cost (excluding commissions, if any) of the shares of Common Stock owned directly by Mr. Ehrman and members of his immediate family is approximately
    $1,055,203.

         The net investment cost (excluding commissions, if any) of the shares of Common Stock owned directly by Mr. Greenberg and a member of his immediate family is approximately
    $60,625.

         The net investment cost (excluding commissions, if any) of the shares of Common Stock owned directly by Mr. Ketcher, a member of his immediate family, and his mother-in-law is approximately $274,735.52.

         The net investment cost (excluding commissions, if any) of the shares of Common Stock owned directly by Mr. Gerstl and members of his immediate family is approximately
    $140,627.

         Mr. McLaren currently owns no shares of Common Stock.

         The shares of Common Stock purchased by each of EGS Associates, EGS Overseas, Bev Partners, and Jonas Partners were purchased with the investment capital of the respective entities and with investment capital of each discretionary account under management of EGS Partners. The shares of Common Stock purchased by Messrs. Ehrman, Greenberg, Gerstl and Ketcher were purchased with personal funds.

         The shares of Common Stock beneficially owned by EGS Associates, EGS Partners (excluding EGS Overseas), EGS Overseas, Bev Partners, and Jonas Partners are held in their respective commingled margin accounts, or in the case of EGS Partners, in margin and non-margin accounts held by each discretionary account under its management. Such margin accounts are maintained at Bear Stearns & Co. Inc., and may from time to time have debit balances. Since other securities are held in such margin accounts, it is not possible to determined the amounts, if any, of margin used with respect to the shares of Common Stock purchased. Non-margin accounts are maintained at Bankers Trust Company. The shares owned by Mr. Ehrman are held in accounts maintained at Bishop Rosen Corporation or Bear Stearns and Co., Inc., or are beneficially owned by members of his immediate family. The shares owned by Mr. Greenberg are held in accounts maintained at Goldman, Sachs & Co. or are beneficially owned by a member of his immediate family. The shares owned by Mr. Ketcher are held in his various accounts maintained at Bear Stearns & Co. Inc. or are beneficially owned by a member of his immediate family and his mother-in-law. The shares owned by Mr. Gerstl are held in joint accounts maintained at Morgan Stanley & Co. or are beneficially owned by members of his immediate family. Currently, the interest rate charged on such various margin accounts is approximately ___% per annum.

ITEM 4. PURPOSE OF THE TRANSACTION

         The purpose of the acquisition of the shares of the Common Stock by the Reporting Persons was for investment. The Reporting Persons each may in the future dispose of any and all of the shares of the Common Stock held by it or him at any time, or acquire other shares.

         None of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (b) through (j), inclusive, of
    Item 4 of Schedule 13D. Such entities and persons may, at any time an from time to time, review or reconsider their position with respect to the Company, and formulate plans or proposals with respect to any of such matters, but have no present intention of doing so.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

    (a) The approximate aggregate percentage of shares of Common Stock reported beneficially owned by each person herein is based on 23,920,052 shares outstanding, which is the total number of shares of Common Stock outstanding as of April 30, 1996, as reflected in the Company's quarterly report on Form 10-Q filed with the Securities and Exchange Commission for the fiscal quarter ended March 31, 1996 (which is the most recent
    Form 10-Q on file).

    As of the close of business on July 11, 1996:

             (i)   EGS Associates owns beneficially 343,946
    shares of Common Stock, constituting approximately 1.44% of the shares of Common Stock outstanding;

            (ii) EGS Partners owns directly no shares of Common Stock. By reason of the provisions of Rule 13D-3 of the Securities Exchange Act of 1934, as amended (the "Act"), EGS Partners may be deemed to own beneficially 773,109 shares (constituting approximately 3.23% of the shares of Common Stock outstanding), purchased for discretionary accounts managed by it, other than EGS Overseas, and 42,893 shares of Common Stock purchased for EGS Overseas (less than 1% of the shares of Common Stock outstanding), which, when aggregated, total 816,002 shares of Common Stock, constituting approximately 3.41% of the shares of Common Stock outstanding;

           (iii)   Bev Partners owns beneficially 185,848
    shares of Common Stock, constituting less than 1% of the shares of Common Stock outstanding;

            (iv)   Jonas Partners owns 19,997 shares of
    Common Stock, constituting less than 1% of the shares of Common Stock outstanding;

             (v) Mr. Ehrman owns directly 55,150 shares of Common Stock and owns beneficially 39,150 shares of Common Stock through ownership by members of his immediate family, constituting less than 1% of the shares of Common Stock outstanding;

            (vi) Mr. Greenberg owns directly 2,000 shares of Common Stock and owns beneficially 3,000 shares of Common Stock through ownership by a member of his immediate family, constituting less than 1% of the shares of Common Stock outstanding;

           (vii) Mr. Gerstl owns directly 2,500 shares of Common Stock and owns beneficially 8,500 shares of Common Stock through ownership by members of his immediate family, constituting less than 1% of the shares of Common Stock outstanding;

          (viii)   Mr. Ketcher owns directly 23,600 shares
    of Common Stock and owns beneficially 1,100 shares of Common Stock through ownership by a member of his immediate family and his mother-in-law, constituting less than 1% of the shares of Common Stock outstanding;

            (ix)   Mr. McLaren owns directly no shares of
    Common Stock.

         By reason of the provisions of Rule 13D-3 of the Act, each of the General Partners may be deemed to own the 343,946 shares beneficially owned by EGS Associates, the 816,002 shares beneficially owned by EGS Partners, the 185,848 shares beneficially owned by Bev Partners, and the 19,997 shares beneficially owned by Jonas Partners. When the shares beneficially owned by EGS Associates, EGS Partners, Bev Partners, and Jonas Partners are aggregated, they total 1,365,793 shares of Common Stock, constituting approximately 5.71% of the shares of Common Stock outstanding.

             (x)   In the aggregate, the Reporting Persons
    beneficially own a total of 1,500,793 shares of Common
    Stock, constituting approximately 6.27% of the shares outstanding.

     (b) (i) Each of EGS Associates, EGS Partners (with respect to shares of EGS Overseas and other discretionary accounts), Bev Partners, and Jonas
     Partners has the power to vote and to dispose of the shares of Common Stock beneficially owned by it, which power may be exercised by the General Partners. Each of EGS Overseas and the discretionary accounts is a party to an investment management agreement with EGS
     Partners pursuant to which EGS Partners has investment authority with respect to securities held in such account.

            (ii) Mr. Ehrman has the sole power to vote and dispose of the shares owned directly by him.
     Mr. Ehrman has shared power to dispose of shares beneficially owned by him. Mr. Ketcher has the shared power to dispose of the shares owned directly by him. Mr. Ketcher has the shared power to dispose of the shares owned by his mother-in-law. Mr. Greenberg has the sole power to vote and dispose of the shares directly owned directly by him. Mr. Greenberg has shared power to dispose of the shares owned by his wife. Mr. Gerstl has shared power to vote and dispose of the shares owned directly by him. Mr. Gerstl has shared dispositive power to dispose of the shares beneficially owned by him.

     (c) The trading dates, number of shares of Common Stock purchased or sold and price per shares for all transactions in the Common Stock from the 60th day prior to July 11, 1996 until July 11, 1996 by EGS Associates, EGS Partners (excluding EGS Overseas), EGS Overseas, Bev Partners, Jonas Partners, Mr. Ehrman, and Mr. Greenberg are set forth in Schedules A, B, C, D, E, F and G, respectively, and were all effected on the New York Stock Exchange. During such period,
     Messrs. Ketcher, Gerstl, and McLaren, did not enter into any transactions in the Common Stock.

     (d) No person other than each respective record owner of shares of Common Stock referred to herein is known to have he right to receive or the power to direct the receipt of dividends from or the proceeds of sale of such shares of Common Stock.

ITEM 6.  CONTRACTS, ARRANGEMENT, UNDERSTANDINGS OR
RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         There are no contracts, arrangements,
     understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof or between such persons and any other person with respect to any securities of the Company, including but not limited to transfer or voting of any other securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or losses, or the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

     1. There is filed herewith as Exhibit 1 a written agreement relating to the filing of joint acquisition statements as required by Rule 13D-(f)(1) of the Act.

                         Exhibit 1

                JOINT ACQUISITION STATEMENT
                 PURSUANT TO RULE 13D-1(f)


The undersigned acknowledge and agree that the foregoing statement on Schedule 13D, as amended, is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D, as amended, shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that he or it knows or has reason to believe that such information is inaccurate.


Dated:  July 16, 1996          /s/ William Ehrman
                            William Ehrman, individually and
                            as general partner of each of
                            EGS ASSOCIATES, L.P., BEV
                            PARTNERS, L.P., JONAS PARTNERS,
                            L.P., and as member EGS
                            PARTNERS, L.L.C.



                              /s/ Frederic Greenberg
                            Frederic Greenberg, individually
                            and as general partner of each
                            of EGS ASSOCIATES, L.P., BEV
                            PARTNERS, L.P., JONAS PARTNERS,
                            L.P., and as member EGS
                            PARTNERS, L.L.C.



                              /s/ Frederick Ketcher
                            Frederick Ketcher, individually
                            and as general partner of each
                            of EGS ASSOCIATES, L.P., BEV
                            PARTNERS, L.P., JONAS PARTNERS,
                            L.P., and as member EGS
                            PARTNERS, L.L.C.

                               /s/ Jonas Gerstl
                            Jonas Gerstl, individually and
                            as general partner of each of
                            EGS ASSOCIATES, L.P., BEV
                            PARTNERS, L.P., JONAS PARTNERS,
                            L.P., and as member EGS
                            PARTNERS, L.L.C.



                               /s/ James McLaren
                            James McLaren, individually and
                            as general partner of each of
                            EGS ASSOCIATES, L.P., BEV
                            PARTNERS, L.P., JONAS PARTNERS,
                            L.P., and as member EGS
                            PARTNERS, L.L.C.

                        SIGNATURES


         After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED:  July 16, 1996          /s/ William Ehrman
                            William Ehrman, individually and
                            as general partner of each of
                            EGS ASSOCIATES, L.P., BEV
                            PARTNERS, L.P., JONAS PARTNERS,
                            L.P., and as member EGS
                            PARTNERS, L.L.C.



                              /s/ Frederic Greenberg
                            Frederic Greenberg, individually
                            and as general partner of each
                            of EGS ASSOCIATES, L.P., BEV
                            PARTNERS, L.P., JONAS PARTNERS,
                            L.P., and as member EGS
                            PARTNERS, L.L.C.



                              /s/ Frederick Ketcher
                            Frederick Ketcher, individually
                            and as general partner of each
                            of EGS ASSOCIATES, L.P., BEV
                            PARTNERS, L.P., JONAS PARTNERS,
                            L.P., and as member EGS
                            PARTNERS, L.L.C.



                               /s/ Jonas Gerstl
                            Jonas Gerstl, individually and
                            as general partner of each of
                            EGS ASSOCIATES, L.P., BEV
                            PARTNERS, L.P., JONAS PARTNERS,
                            L.P., and as member EGS
                            PARTNERS, L.L.C.



                               /s/ James McLaren
                            James McLaren, individually and
                            as general partner of each of

                            EGS ASSOCIATES, L.P., BEV
                            PARTNERS, L.P., JONAS PARTNERS,
                            L.P., and as member EGS
                            PARTNERS, L.L.C.

















































                               31
00126001.AG1

                           Schedule A

                      EGS Associates, L.P.

                Transactions in the Common Stock


                                                Price Per Share
  Date of                 Number of               (including
Transaction        Shares Purchased (Sold)   Commissions, if any)

   5/23/96                  5,250                    $12.57
   6/5/96                   5,400                    $12.57








































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

                           Schedule B

                       EGS Partners, L.P.
               (excluding EGS Overseas Fund, Ltd.)

                Transactions in the Common Stock


                                                Price Per Share
  Date of                 Number of               (including
Transaction        Shares Purchased (Sold)   Commissions, if any)

   5/20/96                  2,000                    $12.82
   5/23/96                  2,100                    $12.57
   5/24/96                  5,000                    $12.57
   5/28/96                  2,200                    $12.45
   5/29/96                  2,000                    $12.45
   5/30/96                  3,000                    $12.32
   5/31/96                  4,600                    $12.32
   6/03/96                  5,000                    $12.20
   6/04/96                  3,000                    $12.20
   6/04/96                 25,000                    $12.32
   6/05/96                 16,850                    $12.57
   6/12/96                 15,000                    $12.32
   6/26/96                (23,8O3)                   $11.68
   6/27/96                 21,800                    $11.82
   7/09/96                 10,000                    $12.20


























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

                           Schedule C

                     EGS Overseas Fund, Ltd.

                Transactions in the Common Stock


                                                Price Per Share
  Date of                 Number of               (including
Transaction        Shares Purchased (Sold)   Commissions, if any)

   6/11/96                (15,000)                   $12.32









































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

                           Schedule D

                       Bev Partners, L.P.

                Transactions in the Common Stock


                                                Price Per Share
  Date of                 Number of               (including
Transaction        Shares Purchased (Sold)   Commissions, if any)

   5/23/96                  2,650                    $12.57









































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

                           Schedule E

                      Jonas Partners, L.P.


                Transactions in the Common Stock


                                                Price Per Share
  Date of                 Number of               (including
Transaction        Shares Purchased (Sold)   Commissions, if any)

   7/8/96                   2,000                    $11.80
   7/9/96                   3,000                    $12.20







































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

                           Schedule F

                         William Ehrman

                Transactions in the Common Stock


                                                Price Per Share
  Date of                 Number of               (including
Transaction        Shares Purchased (Sold)   Commissions, if any)

   5/15/96                 1,000                     $12.63
   5/20/96                   500                     $12.88
   5/31/96                   800                     $12.38
   6/13/96                 1,000*                    $12.13
   6/26/96                   800*                    $11.88
   6/27/96                 1,000*                    $11.75
   7/10/96                   200*                    $12.25




















_______________________________

* Shares held in an account for the benefit of Mr. Ehrman's wife.











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

                           Schedule G

                       Frederic Greenberg

                Transactions in the Common Stock


                                                Price Per Share
  Date of                 Number of               (including
Transaction        Shares Purchased (Sold)   Commissions, if any)

   7/9/96                  2,000*                    $12.13
   7/9/96                  3,000                     $12.13



















_______________________________

* Shares held in an account for the benefit of Mr. Greenberg's wife.

















00126001.AG1